SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 2, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 2, 2006

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

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DRILLING CONTINUES TO EXPAND XIETONGMEN COPPER-GOLD DEPOSIT

May 2, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF), and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce the results from the first nineteen (19) core holes drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometres west of Lhasa in Tibet, People's Republic of China.

Drilling in 2005 showed the presence of a significant porphyry copper-gold deposit, with excellent potential for expansion. The 2005 50-metre drill spacing program demonstrated strong continuity to the copper and gold mineralization, both laterally and vertically, over an average thickness of 200 metres. An initial estimate of the mineral resources was released in early February.

The objectives of the 2006 program are to fully assess the resource potential of the project and collect the necessary data for a feasibility study and environmental and social impact assessments, targeted for completion in 2007.

Programs were initiated at site in February. Seven rigs are currently active in the planned 22,000-metre program, testing the extensions of the Xietongmen deposit. Excellent intervals of copper and gold continue to be intersected. Most of the drilling done in 2006 has been along three sides of the deposit: north, east and southeast. Two additional rigs will be added to complete the extensive program. I

In the east (section 3249000N), drill holes 6065, 6068, 6072 and 6080 have extended the width of the deposit by 200 metres to the east. The best result is in hole 6068 with a supergene intersection grading 1.56% copper equivalent (CuEQ) over 8.6 metres, followed by an interval of 152 metres averaging 0.83% CuEQ. On section 3249200N, hole 6079 intersected 220 metres averaging 0.91% CuEQ, including a higher-grade section of 1.15% CuEQ over 152.2 metres.

In the north, holes 6070 and 6067 on section 3249300N, and holes 6082 and 6074 on section 3249350 have extended the deposit for another 100 metres to the north, where the deposit remains open. The best intersection in the north is in hole 6070 with an interval of 268 metres averaging 0.74% CuEQ.

In the southeast area, results from six holes were received on two sections, 3248900N and 3248850N. The best intersection was obtained in hole 6069 with an interval of 88 metres averaging 0.83% CuEQ.

Results received for the first 19 holes are provided on the attached Table of Assay Results. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com and www.greatchinamining.com.

Continental and Great China Mining recently announced preliminary agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release April 13, 2006). Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals, and is likely to complete in the third quarter of 2006.

The venture is committed to responsible development. Accordingly, an expanded community engagement program is underway with the long term objective to ensure that the project provides direct, tangible benefits for local residents and communities. Hence, active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

For further information:

Continental Minerals Corporation Tel 604 684-"6365 Toll Free 1 800 667-2114 w ww.continentalminerals.com	Great China Mining Inc. Tel 604 641-1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

  XIETONGMEN PROJECT NEW ASSAY RESULTS
MAY 2, 2006

Drill Hole	Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
6064	3248900N	51.0	176.0	125.0	410	0.33	0.43	0.55	1.04
6065	3249000N	86.0	157.0	71.0	233	0.15	0.38	0.35	0.67
6065	3249000N	157.0	303.0	146.0	479	0.44	0.99	0.97	1.83
6066	3249275N	174.0	359.0	185.0	607	0.41	0.47	0.66	1.25
6067	3249300N	156.0	385.0	229.0	751	0.35	0.35	0.53	1.01
6068	3249000N	53.3	61.9	8.6	28	1.49	0.14	1.56	2.95
6068	3249000N	137.0	289.0	152.0	499	0.42	0.77	0.83	1.57
6069	3248850N	19.0	107.0	88.0	289	0.63	0.38	0.83	1.57
6070	3249300N	115.0	383.0	268.0	879	0.45	0.54	0.74	1.39
6071	3248850N	22.5	119.9	97.4	320	0.43	0.46	0.67	1.27
6072	3249000N	134.0	195.0	61.0	200	0.27	0.72	0.65	1.22
6073	3249350N	125.0	375.1	250.1	821	0.41	0.52	0.69	1.29
6074	3249350N	224.0	247.1	23.1	76	0.27	0.84	0.72	1.35
6075	3248900N	40.3	184.9	144.6	474	0.31	0.55	0.60	1.13
6076	3248900N	94.0	194.8	100.8	331	0.23	0.44	0.47	0.88
6077	Hole abandoned, redrilled as 6079
6079	3249200N	112.2	332.2	220.0	722	0.52	0.75	0.91	1.72
	including	180.0	332.2	152.2	499	0.64	0.96	1.15	2.16
6080	3249000N	162.0	206.0	44.0	144	0.18	0.36	0.37	0.70
6081	Hole abandoned, redrilled as 6090
6082	3249350N	167.0	373.3	206.3	677	0.42	0.46	0.66	1.25
6089	3248850N	25.8	89.0	63.2	207	0.52	0.21	0.64	1.20

1 Copper capped at 5%, gold capped at 10 g/t for all calculations.
2 Copper and gold equivalent calculations use metal prices of US$1.10/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/24.2561) AuEQ = (Cu % x 24.2561/12.86) + Au g/t